Q3 2005 Results Press Release
-----------------------------

"Excluding the effect of the securities class action settlement, third quarter results show significant improvement"

Anders Moberg, Ahold President & CEO

                                                               November 29, 2005

Highlights Q3 2005:

o Results include provision of EUR 896 million for securities class action settlement (charge of EUR 585 million after tax)

o    Excluding effect of settlement, operating income increased by 161%

o    Mixed retail performance in sustained difficult trading environment

o Divestment program completed: gross proceeds of EUR 3.1 billion exceed target

o U.S. Foodservice long-term strategy and financial objectives announced today

                                       Q3 2005               Q3 2004
                                      (12 weeks)            (12 weeks)
--------------------------------------------------------------------------------
Net sales                             Eur 10.2 billion      Eur 10.2 billion

Net sales growth                      0.7%

Net sales growth excluding
  currency impact*                    0.3%
--------------------------------------------------------------------------------

Operating income (loss)               Eur (638) million     Eur 99 million

--------------------------------------------------------------------------------

Net income (loss)                     Eur (239) million     Eur (134) million

--------------------------------------------------------------------------------

Net cash from
operating activities                  Eur 193 million       Eur  380 million

--------------------------------------------------------------------------------

Net income (loss)                     Eur (0.15)            Eur (0.09)
per share

--------------------------------------------------------------------------------

                                      October 9, 2005       July 17, 2005**
--------------------------------------------------------------------------------
Net debt*                             Eur 6.1 billion       Eur 6.3 billion

--------------------------------------------------------------------------------
*  As defined under "Other information"
** See change in classification as discussed in "Ahold Group Highlights"


Financial highlights Q3 2005:

o Net sales increased by 0.7% to EUR 10.2 billion; excluding currency impact, net sales growth was 0.3%
o Operating loss includes EUR 896 million for securities class action settlement
o    Excluding settlement effect, operating income increased to EUR 258 million
o    Excluding settlement effect, net income increased to EUR 346 million
o Net cash flow from operating activities decreased as a result of additional pension plans contribution


Key priorities 2005:

o Successful execution of our Road to Recovery strategy, including completion of our divestment program
o Implementation of our retail business model to drive sales volume throughout Ahold
o    Further improvement of operational performance at U.S. Foodservice
o    Completion of our 2006+ strategy


Financial Calendar 2006:

o    Q4 2005 Trading Statement        - January 12, 2006
o    Q4 2005 Results                  - March 29, 2006
o    2005 Annual Report               - April 13, 2006
o    Annual Shareholders' Meeting     - May 18, 2006
o    Q1 2006 Trading Statement        - May 24, 2006
o    Q1 2006 Results                  - June 21, 2006
o    Q2 2006 Trading Statement        - August 10, 2006
o    Q2 2006 Results                  - September 7, 2006

2005046

Piet Heinkade 167-173, 1019 GM Amsterdam
P.O. Box 985, 1000 AZ Amsterdam
The Netherlands
Tel. + 31 20 509 5343

The data provided in this press release are unaudited.
For more detailed financial information, reference is made to the "Consolidated Interim Financial Statements - First Three Quarters 2005", issued separately on November 29, 2005 and also available on www.ahold.com.
IFRS was adopted as from financial year 2005. Ahold's transition date to IFRS is December 29, 2003, which was the start of financial year 2004. This press release contains certain non-GAAP financial measures, including net debt, which are further discussed under "Other information".

[Graphic omitted] Ahold

     www.ahold.com

Third quarter results, excluding the effect of the securities class action settlement, show significant improvements in operating and net income

Amsterdam, The Netherlands, November 29, 2005 - Ahold today published its Consolidated Interim Financial Statements for the first three quarters of 2005. The results for the third quarter were significantly impacted by the settlement of the securities class action as announced yesterday. Excluding the effect of this settlement, Ahold delivered increases in net sales, operating income and net income despite a challenging competitive environment and higher energy prices. Operating income, excluding settlement effect, rose to EUR 258 million on third quarter net sales of EUR 10.2 billion, due to a higher gross margin and lower operating expenses. Net income, excluding settlement effect, increased to EUR 346 million compared to a loss of EUR 134 million in the third quarter of last year as the effects of 2004 impairment charges and one-off items subsided and efforts to reduce net debt and improve borrowing terms paid off.

Anders Moberg, Ahold's President and Chief Executive Officer, said: "The settlement of the securities class action allows Ahold to move forward and focus intensely on its businesses and future strategy. Excluding the effect of this settlement, our performance improved this quarter despite the fact the retail environment remains challenging. U.S. initiatives on store reinvestment and in streamlining underperforming assets in our portfolio are continuing. Our efforts on the cost side gave us margin support to offset cost pressures and, as our operational efficiency gives us room to maneuver, we are testing new formats and go-to-market initiatives for future implementation. Albert Heijn increased net sales and market share in the deflationary Dutch market thanks to its value repositioning strategy, and ICA reported similar success with cost cutting and price reinvestment in Sweden. Central Europe is making gains in centralized sourcing to offset fierce competition, and we are set to convert the newly acquired Julius Meinl stores to our Albert format to strengthen our strategic position in the Czech Republic."

"U.S. Foodservice further improved its operating performance in the third quarter of 2005 despite lower sales due to business exits and the effects of record fuel prices. We are pleased to present our long-term strategy and objectives for U.S. Foodservice today, which outline the opportunities we see for the profitable growth of this business."

Stop & Shop/Giant-Landover Arena: improved operating margin
Arena net sales increased 2.6% but identical sales declined due to continued high promotional expenditure by competitors. Operating margin increased to 5.5% due to lower costs and higher gross margins. In the quarter, the arena completed six store openings, two remodels and the conversion of eight Super-G New Jersey stores to the Stop & Shop format. Stop & Shop also launched its Nature's Promise private label organic foods campaign as a go-to-market foundation for the future.

Giant-Carlisle/Tops Arena: impact of impairments
Arena net sales, excluding the divestment of 198 convenience stores, were stable. Giant-Carlisle again delivered a strong performance, gaining market share and growing identical sales. Tops' trading performance and impairments contributed to a loss which is being addressed by redefining Tops' core markets and initiatives to improve in-store profitability. For the year-to-date, Tops has closed nine stores in Ohio and sold seven in Eastern New York as part of its portfolio rationalization program.

Value repositioning in The Netherlands
Albert Heijn Arena net sales increased 3.3% in a deflationary Dutch retail market, gaining significant market share by continuing its value repositioning program at Albert Heijn. This was partly offset by pressure on the drugstore market negatively affecting Etos net sales. Operating income decreased in Q3 2005 mainly due to increased promotional activity, resulting in an operating margin of 4.3% which was slightly below the trend for the year-to-date. Albert Heijn is also preparing to launch its next generation store prototype as part of the next step in its value repositioning strategy.

Schuitema's strategy delivered clear evidence of success with an increase in operating margin and a 0.9% sales growth in a declining market.

[Graphic omitted] Ahold

     www.ahold.com

Central Europe Arena: position reinforced
Market share of the Central Europe Arena developed positively compared to recent quarters and net sales in local currencies increased 5.8%, excluding the divested Polish large hypermarkets. Gross margin increased as a result of the divestment of the Polish large hypermarkets. Identical sales decreased due to fierce competition while gains from more centralized sourcing were reinvested in lower prices to increase competitiveness. Operating loss further declined. The acquisition of the Julius Meinl stores was completed October 1, 2005, and we are set to convert 54 of the 56 stores to the Albert format.

U.S. Foodservice: further improved performance
U.S. Foodservice net sales decreased by 1.2% to USD 4.3 billion (Q3 2004: USD
4.4 billion). Net sales were negatively impacted by approximately 2.5% as a result of the company's decision to exit certain businesses. Operating income increased by USD 24 million compared to Q3 2004, as operating margin improved to 1.2%. In addition to pricing and procurement initiatives and improvements in customer mix, U.S. Foodservice had notable success in cutting operating expenses, offsetting the significant negative impact of record fuel prices. Operating income for both Q3 2005 and Q3 2004 included non-recurring gains.

Strengthened financial position contributes to bottom-line improvement
Net interest expense declined EUR 29 million or 18.5%, mainly as a result of lower borrowing costs following debt reduction. Ahold also benefits from more favorable borrowing terms and conditions under the new credit facility negotiated in May of this year. Lower gross debt was mainly attributable to the repayment of the EUR 1.5 billion 6.375% note in June. Net debt at the end of Q3 2005 was EUR 6.1 billion compared to EUR 6.3 billion for the previous quarter. Ahold continues to focus on strengthening its capital structure and in Q3 2005 decreased its unfunded pension liabilities by making a contribution of EUR 236 million. Further, on October 20, 2005 we announced the successful close of our solicitation of selected outstanding bonds of approximately EUR 1 billion equivalent which will further decrease gross debt and annual net interest expense going forward.

Road to Recovery: divestment program complete, past litigation settled
With the settlement of the securities class action, Ahold has dealt with the last material litigation with significant financial exposure arising out of the facts disclosed in our press release of February 24, 2003. The divestment program has now been completed and has realized EUR 3.1 billion in divestment gross proceeds, exceeding the original target. We remain committed to meeting criteria for investment grade profile, however reaching it by year-end is uncertain. Ahold continues to pursue operating targets for its food retail business for full-year 2006 of 5% net sales growth, 5% operating margin, and 14% return on net assets, notwithstanding the fact that reaching these targets is becoming increasingly challenging in the current macro-economic climate. Additionally, it is expected that U.S. Foodservice's operating margin, before impairment of goodwill, will exceed 1.7% no later than 2006. Ahold is pleased to announce the U.S. Foodservice long-term strategy and financial objectives, presented in a separate press release issued today.

[Graphic omitted] Ahold

     www.ahold.com

Ahold Group

Condensed statements of operations
-------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                       Q3 2005      Q3 2004      % change

Net sales                                              10,249        10,181         0.7%

Operating income (loss)                                  (638)           99
-------------------------------------------------------------------------------------------
  Operating income as % of net sales                     (6.2%)         1.0%

Net financial expense                                    (112)         (262)       57.3%
Income taxes                                              282           (35)
Share in income (loss) of JVs and associates               40            29        37.9%
Minority interests                                         (5)            5
Income from discontinued operations                       194            30       546.7%
-------------------------------------------------------------------------------------------

Net income (loss)                                        (239)         (134)      (78.4%)
-------------------------------------------------------------------------------------------

Net income (loss) per share (in EUR)
-basic                                                  (0.15)        (0.09)
-diluted                                                (0.15)        (0.09)
-------------------------------------------------------------------------------------------

Highlights

Net income (loss):
o Net sales increased in Q3 2005 by 0.7% compared to the same quarter last year. Net sales, excluding currency impact, increased by 0.3%.
o Operating income was positively impacted by a higher gross margin. Total SG&A (selling, general and administrative) expenses were significantly higher in Q3 2005 including a EUR 896 million addition to the provisions, related to the securities class action settlement. Q3 2005 operating income includes the release of the D&S litigation provision (EUR 37 million). Q3 2004 was impacted by an addition to the loss reserve for self-insurance (EUR 43 million) and an impairment charge for a loan to Williams & Humbert, our former Spanish joint venture (EUR 43 million).
o A tax gain of EUR 282 million was recorded in Q3 2005 on loss before income taxes of EUR 750 million resulting in an effective tax rate of 37.6% (Q3 2004: -21.6%). Q3 2004 income before tax is largely impacted by non-deductible items primarily including the remeasurement of the fair value of the ICA put option (EUR 131 million) and the impairment of a loan to Williams & Humbert (EUR 43 million).
o The share in income of joint ventures and associates increased primarily due to favorable results at ICA.
o The income from discontinued operations included the result on the divestments of CARHCO and Deli XL.

Net financial expense
-------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                                       Q3 2005      Q3 2004      % change

Interest income                                            20            14        42.9%
Interest expense                                         (148)         (171)       13.5%
-------------------------------------------------------------------------------------------
Net interest expense                                     (128)         (157)       18.5%
Gain (loss) on foreign exchange                            16            26       (38.5%)
Other financial income (expense)                            -          (131)

Net financial expense                                    (112)         (262)       57.3%
-------------------------------------------------------------------------------------------

Net financial expense:
o The decline in net interest expense by EUR 29 million or 18.5% was primarily attributable to the net impact of the lower cost of borrowing and lower gross debt, mainly as a result of redemption of EUR 1.5 billion notes on June 8, 2005 and the replacement of the December 2003 credit facility with the May 2005 credit facility which has more favorable terms and conditions. To a lesser extent, it was favorably impacted by higher average outstanding cash balances.
o The significant movement in other financial income (expense) arose from the loss in Q3 2004 relating to the fair value remeasurement of the ICA put option (EUR 131 million).
o The gain on foreign exchange in Q3 2005 includes the change in fair value of derivative instruments that did not qualify for hedge accounting (EUR 7 million against Q3 2004 EUR 25 million) and other foreign exchange gains.

Ahold Group

Ahold Group

Net debt
-------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                              October 9,        July 17,
                                                    2005            2004          % change

Loans                                              5,550           5,592
Finance lease liabilities                          1,728           1,708
Cumulative preferred financing shares                666             666
------------------------------------------------------------------------
Long-term portion of long-term debt                7,944           7,966
Short-term borrowings                                699             704
Current portion of loans                             111             205
Current portion of finance lease liabilities         102              94
------------------------------------------------------------------------
Gross debt                                         8,856           8,969            (1.3%)
Less: other cash and
  cash investments*                                2,745           2,654             3.4%
------------------------------------------------------------------------

Net debt                                           6,111           6,315            (3.2%)
------------------------------------------------------------------------

*Cash and cash equivalents excluding cash on hand:
 Cash and cash equivalents                         3,019           3,107
 Cash on hand                                        274             453
------------------------------------------------------------------------
 Other cash and cash investments                   2,745           2,654

Highlights

Net debt:
o Net debt decreased from EUR 6.3 billion at the end of Q2 2005 to EUR 6.1 billion at the end of Q3 2005, predominantly as a result of proceeds from the divestments of CARHCO and Deli XL, partly offset by additional pension plans contribution.
o On September 14, 2005 the CZK 3 billion note (EUR 103 million) was redeemed on maturity.
o    The exchange rate effect on net debt was minimal.
o Change in classification: until Q2 2005, Ahold classified checks issued but not presented to banks for payment as accounts payable. As from Q3 2005, these checks have been classified as a reduction of cash and cash equivalents. Consequently, an amount of EUR 182 million was reclassified in the comparative balance sheet as of July 17, 2005, increasing net debt by the same amount.

Net cash flow
-------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                 Q3 2005         Q3 2004          % change

Net cash from operating activities                   193             380            (49.2%)
Net cash from investing activities                    45            (344)
Net cash from financing activities                  (123)            (32)          (284.4%)

Net cash from operating, investing and
financing activities                                 115               4
-------------------------------------------------------------------------------------------

Net cash flow:
o Net cash from operating activities in Q3 2005 decreased by EUR 187 million compared to Q3 2004, mainly as a result of additional pension plans contribution of EUR 236 million in the US, offsetting the increase in the operating cash flow before changes in working capital.
o Net cash from investing activities increased significantly by EUR 389 million, as a result of divestment of businesses in Q3 2005 of EUR 379 million and compared to Q3 2004 lower investments in fixed assets (EUR 78 million), partially offset by new acquisitions (EUR -34 million) and lower cash from divestment of fixed assets (EUR -23 million).
o Net cash from financing activities represents higher outflow, mainly due to repayment of the CZK 3 billion note (EUR 103 million).

Ahold Group

Net sales per segment
-------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                Q3 2005          Q3 2004          % change

Stop & Shop/Giant-Landover Arena                  2,994            2,916            2.7%
Giant-Carlisle/Tops Arena                         1,113            1,142           (2.5%)
Albert Heijn Arena                                1,457            1,411            3.3%
Central Europe Arena                                434              423            2.6%
Schuitema                                           708              702            0.9%
-------------------------------------------------------------------------------------------
Total retail                                      6,706            6,594            1.7%


U.S. Foodservice                                  3,543            3,587           (1.2%)


Ahold Group                                      10,249           10,181            0.7%
-------------------------------------------------------------------------------------------

Net sales growth excluding currency impact          0.3%
-------------------------------------------------------------------------------------------

Summary per segment

Net sales per segment:
o Stop & Shop/Giant-Landover Arena net sales increased by 2.7%. Identical sales at Stop & Shop decreased by 0.3% while identical sales at Giant-Landover decreased by 2.3%.
o Giant-Carlisle/Tops Arena net sales decreased by 2.5%. Net sales in the Tops areas declined, primarily as a result of the divestment of our convenience stores and our portfolio rationalization program.
o Albert Heijn Arena net sales increased by 3.3%. Albert Heijn net sales increased by 3.5%, mainly driven by higher volumes as a result of more transactions.
o Central Europe Arena net sales increased by 2.6%. Net sales excluding currency impact decreased by 4.9%.
o    Schuitema net sales increased by 0.9%.
o Net sales at U.S. Foodservice decreased by 1.2%. The impact of the company's decision to exit certain business was approximately 2.5%.

Operating income (loss) per segment
-------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                Q3 2005          Q3 2004          % change

Stop & Shop/Giant-Landover Arena                    166              109            52.3%
Giant-Carlisle/Tops Arena                           (17)              (2)         (750.0%)
Albert Heijn Arena                                   62               79           (21.5%)
Central Europe Arena                                (12)             (31)           61.3%
Schuitema                                            27                3           800.0%
-------------------------------------------------------------------------------------------
Total retail                                        226              158            43.0%


U.S. Foodservice                                     43               23            87.0%


Group Support Office                               (907)             (82)


Ahold Group                                        (638)              99
-------------------------------------------------------------------------------------------

Operating income (loss) per segment:
o Stop & Shop/Giant-Landover Arena operating income increased by EUR 57 million, primarily as a result of a combination of higher net sales, lower costs and higher gross margins.
o Giant-Carlisle/Tops Arena operating loss increased by EUR 15 million, mainly due to higher impairment charges.
o Albert Heijn Arena operating income decreased by EUR 17 million, mainly due to a lower gross margin at Albert Heijn as a result of increased promotional activities. The resulting higher volumes caused higher logistic costs.
o Operating loss at our Central Europe Arena decreased by EUR 19 million, mainly due to an impairment loss of EUR 21 million in Q3 2004.
o Schuitema operating income increased by EUR 24 million mainly as a result of higher gross margins and EUR 9 million lower impairment charges.
o Operating income at U.S. Foodservice improved, driven by an increase in gross margin and lower operating expenses. Gross margin increased as a result of pricing and procurement initiatives and modest improvements in customer mix towards street customers. Operating expenses decreased, as increases in fuel prices were offset by other cost savings initiatives.
o Operating income of the Group Support Office (GSO) was negatively impacted by the securities class action settlement for an amount of EUR 896 million. Q3 2004 included an impairment charge of EUR 43 million related to a loan to Williams & Humbert, our former Spanish joint venture. Furthermore, Q3 2005 included a release of the EUR 37 million provision related to the D&S c.s. litigation in connection with Disco's acquisition in 2000 of Supermarket Ekono S.A.

Stop & Shop/Giant-Landover Arena

Stop & Shop/Giant-Landover Arena - highlights for the quarter
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                       Q3 2005        Q3 2004      % change

Net sales                                3,658          3,564         2.6%

Identical sales growth                    (0.7%)

Comparable sales growth                   (0.3%)

Operating income                           201            133        51.1%

Operating income as % of net sales         5.5%           3.7%        1.8%-pt

Number of stores                           568            553         2.7%




                           Q3 2004            Q4 2004            Q1 2005            Q2 2005            Q3 2005
                           -------            -------            -------            -------            -------
Net sales                   3,564              4,058              5,030              3,823              3,658
Operating income as %
of net sales                3.72%              5.23%              6.11%              4.86%              5.51%


Analysis

Business highlights:
o Market share at Stop & Shop continued to develop positively, particularly in the Metro New York region. Market share at Giant-Landover remained stable.
o The arena opened six stores in Q3 2005, two of which were replacement stores. As previously announced, four Super G stores in New Jersey were closed permanently. Additionally, the arena completed two remodels and converted eight Giant-Landover stores in New Jersey from the Super G banner to the Stop & Shop banner as part of the Giant-Landover restructuring.
o The Stop & Shop/Giant-Landover Arena initiated an advertising campaign, including television and radio advertisements, focused on Nature's Promise, its private label organic line. This campaign will be a foundation point for future brand development.

Net sales:
o    The arena's Q3 2005 net sales increased by 2.6% versus Q3 2004.
o Identical sales at Stop & Shop decreased by 0.3%. Identical sales, excluding net sales of gasoline, decreased by 1.2%, primarily due to increased promotional activity by competitors. Net sales per transaction increased, while the number of transactions decreased versus the same period last year.
o Identical sales at Giant-Landover decreased by 2.3%, primarily because of increased promotional activity by competitors. Net sales per transaction increased while the number of transactions decreased versus the same period last year.
o Comparable sales at Stop & Shop remained almost at the same level compared to the same period last year, while comparable sales at Giant-Landover decreased by 1.6%.
o    Peapod continued to show strong net sales growth.

Operating income:
o The arena's Q3 2005 operating income was USD 68 million higher than in Q3 2004 as a result of a combination of higher net sales, lower costs, and higher gross margins.
o Q3 2005 gross margin increased compared to Q3 2004, driven fairly equally by the grocery and perishable segments of the business, and was due to improvements in mix and merchandising programs. Also lower non-perishable shrink expenses contributed to a higher gross margin.
o Operating expenses in Q3 2005 included fixed asset impairment charges of USD 2 million. Operating expenses in Q3 2004 included integration expenses of USD 10 million, and an addition to the loss reserve for self-insurance for the U.S. operations, of which USD 45 million was allocated to the Stop & Shop/Giant-Landover Arena. It also included fixed asset impairment charges of USD 24 million.

Giant-Carlisle/Tops Arena

Giant-Carlisle/Tops Arena - highlights for the quarter
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                      Q3 2005       Q3 2004      % change

Net sales                               1,361         1,396         (2.5%)

Identical sales growth                   (0.7%)

Comparable sales growth                   0.7%

Operating loss                            (21)           (2)      (950.0%)

Operating loss as % of net sales         (1.5%)        (0.1%)       (1.4%-pt)

Number of stores                          267           481        (44.5%)

                           Q3 2004            Q4 2004            Q1 2005            Q2 2005            Q3 2005
                           -------            -------            -------            -------            -------
Net sales                   1,396              1,672              1,949              1,472              1,361
Operating income (loss)
as % of net sales          -0.15%              1.73%              2.68%              3.70%             -1.53%

Analysis

Business highlights:
o Giant-Carlisle continued to show strong performance, primarily driven by a significant increase in net sales. This was offset by unfavorable results and impairment charges for Tops stores, especially in the Northeast Ohio region.
o Giant-Carlisle increased its market share compared to Q3 2004, while market share at Tops declined, largely as a result of its portfolio rationalization program and ongoing negative identical sales growth.
o In Q3 2005, the Giant-Carlisle/Tops Arena sold seven stores, closed one, relocated two and remodeled five.
o Giant-Carlisle continues to gain new households and increase net sales per transaction, primarily due to its customer loyalty programs and effective pricing and promotional activities.
o The Northeast Ohio region of Tops continued to be impacted negatively by a weak economic environment and strong competition. Tops continued its portfolio rationalization program in order to focus on its core business to improve long-term success. As a result, nine Northeast Ohio supermarkets were closed and seven of the 31 Eastern New York stores planned for divestment were sold in Q3 2005.

Net sales:
o Net sales at the Giant-Carlisle/Tops Arena decreased by 2.5% to USD 1.4 billion (Q3 2004: USD 1.4 billion). Excluding the 198 convenience stores which were divested during the second quarter of 2005, net sales were at the same level of Q3 2004.
o Identical sales at Giant-Carlisle increased by 4.2%. Identical sales, excluding net sales of gasoline, increased by 2.9%, primarily attributable to consistent growth in net sales per transaction, driven by successful customer loyalty programs and effective pricing.
o Identical sales at Tops decreased by 6.5%. Identical sales, excluding net sales of gasoline, decreased by 7.8%, primarily due to competitive pressure resulting in a lower number of transactions and lower net sales per transaction, especially in the Northeast Ohio region.
o Comparable sales at Giant-Carlisle increased by 6.2%, while comparable sales at Tops declined by 5.8%.

Operating loss:
o Q3 2005 operating loss was USD 19 million higher than in Q3 2004, mainly due to higher impairment charges.
o Consistent with the first half year of 2005, the arena's gross margin percentage improved as a result of continuous improvement in shrink, product mix, merchandising and operational efficiencies in perishables.
o Operating expenses in Q3 2005 include fixed asset impairment charges of USD 57 million, a goodwill impairment of USD 17 million and USD 13 million gains on the disposal of tangible fixed assets. Q3 2004 included an addition to the loss reserve for self-insurance for the US operations, USD 11 million of which was allocated to the Giant-Carlisle/Tops Arena, fixed asset impairment charges of USD 21 million and USD 3 million loss on the disposal of tangible fixed assets. Excluding these items, operating expenses in Q3 2005 were at the same level as Q3 2004, despite higher IT, consulting and utility costs.

Albert Heijn Arena

Albert Heijn Arena - highlights for the quarter
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                      Q3 2005     Q3 2004     % change

Net sales                               1,457       1,411          3.3%

Identical sales growth                    2.3%

Comparable sales growth                   2.6%

Operating income                           62          79        (21.5%)

Operating income as % of net sales        4.3%        5.6%        (1.3%-pt)

Number of stores                        1,633       1,622          0.7%

                           Q3 2004            Q4 2004            Q1 2005            Q2 2005            Q3 2005
                           -------            -------            -------            -------            -------
Net sales                   1,411              1,629              2,003              1,527              1,457
Operating income
as % of net sales           5.60%              5.11%              4.49%              4.37%              4.26%

Analysis

Business highlights:
o Albert Heijn improved its net sales performance in Q3 2005, driven by an increased number of transactions resulting in substantially higher volumes.
o In a deflationary market, Albert Heijn gained significant market share by outperforming the market, mainly by continuing its repositioning program combined with increased promotional activities.
o In Q3 2005, Albert Heijn opened five stores, remodeled eight and closed one.
o Profitability at Albert Heijn was substantially lower in Q3 2005 compared to Q3 2004, mainly as a result of lower margins influenced by promotional activities.
o The Dutch drugstore market is facing strong competition and declining price levels. During Q3 2005, Etos began to implement a renewed commercial strategy focused on competitive pricing and strengthening quality and service.

Net sales:
o Net sales in the Albert Heijn Arena increased by 3.3% to EUR 1.5 billion (Q3 2004: EUR 1.4 billion).
o    Albert Heijn net sales increased by 3.5% to EUR 1.3 billion (Q3 2004: EUR
     1.3 billion), mainly as a result of the identical sales growth driven by the value repositioning program and strong promotional activities in Q3 2005.
o Identical sales at Albert Heijn increased by 2.6% driven by substantially higher volumes through an increased number of transactions, while the net sales per transaction decreased as a result of the continuing food price deflation in the Dutch food retail market.
o Etos net sales were 3.7% lower than last year as a result of fierce competition in a market with declining price levels.

Operating income:
o Operating income for the arena in Q3 2005 decreased by EUR 17 million compared to Q3 2004.
o Albert Heijn operating income decreased, mainly as a result of lower margins. The gross margin at Albert Heijn was lower, impacted by increased promotional activities which triggered low promotional margins. The resulting higher volumes caused higher logistic costs.
o In the Albert Heijn Arena, operating income was impacted by lower impairment charges of EUR 7 million compared to Q3 2004.

Central Europe Arena

Central Europe Arena - highlights for the quarter
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                    Q3 2005           Q3 2004     % change

Net sales                               434               423         2.6%

Identical sales growth                 (4.2%)

Comparable sales growth                (4.2%)

Operating loss                          (12)              (31)       61.3%

Operating loss as % of net sales       (2.6%)            (7.5%)       4.9%-pt

Number of stores                        440               434         1.4%


                           Q3 2004            Q4 2004            Q1 2005            Q2 2005            Q3 2005
                           -------            -------            -------            -------            -------
Net sales                     423                501                406                412                434
Operating loss as %
of net sales               -7.48%              1.57%             -3.00%             -0.55%             -2.61%

Analysis

Business highlights:
o On October 1, 2005, 56 stores were acquired from Julius Meinl, of which 54 will be converted into Albert supermarkets, one into a Hypernova compact hypermarket and one will be closed. The conversions are expected to take place during the fourth quarter of 2005.
o Market share in Slovakia developed positively, whereas market shares in the Czech Republic and Poland declined compared to Q3 2004. Excluding the divested Polish hypermarkets, market share in Poland developed positively compared to Q3 2004. Compared to previous quarters in 2005, market share in the Czech Republic developed positively.
o In Q3 2005, the Central Europe Arena opened three new stores and closed two small stores.

Net sales:
o Net sales in the Central Europe Arena increased by 2.6% to EUR 434 million (Q3 2004: EUR 423 million). Net sales, excluding currency impact, decreased by 4.9%. Excluding the divested Polish hypermarkets, net sales, excluding currency impact, would have increased by 5.8%.
o Identical sales in the Central Europe Arena decreased by 4.2%, due to substantially lower net sales per transaction and fewer transactions. The lower net sales per transaction were a result of fierce price competition and a strong customer focus on discounted articles.

Operating loss:
o Operating loss for the Central Europe Arena in Q3 2005 decreased by EUR 19 million, mainly due to an impairment loss of EUR 21 million in Q3 2004.
o Gross margin as a percentage of net sales in Q3 2005 increased compared to Q3 2004. Excluding the divested Polish large hypermarkets, gross margin as a percentage of sales decreased due to changes in the product mix. The gains from more centralized sourcing have been reinvested in lower selling prices in response to fierce price competition in Central Europe.
o Operating expenses in Q3 2004 included an impairment loss of EUR 21 million, most of which related to operations in Poland. Excluding this impairment loss, operating expenses as a percentage of net sales were higher than in Q3 2004. This was caused by lower cost leverage due to declining identical sales, project costs related to the start-up of a new centralized accounting center and investments in the quality of the back-office operations to prepare for future growth.

Schuitema

Schuitema - highlights for the quarter
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                         Q3 2005        Q3 2004     % change

Net sales                                    708            702         0.9%

Operating income                              27              3       800.0%

Operating income as % of net sales           3.7%           0.5%        3.2%-pt

Number of stores                             466            470        (0.9%)

     `                     Q3 2004            Q4 2004            Q1 2005            Q2 2005            Q3 2005
                           -------            -------            -------            -------            -------
Net sales                     702                806                942                735                708
Operating income as %
of net sales                0.47%              2.06%              2.86%              1.83%              3.72%

Analysis

Business highlights:
o Despite the challenging market conditions, characterized by lower consumer prices and a deflationary Dutch food retail market, Schuitema was able to increase its net sales and market share.
o Schuitema's market share increased by 0.1% to 14.9% by the end of Q3 2005 compared to Q3 2004.
o By the end of Q3 2005, Schuitema operated four fewer stores compared to the end of Q3 2004.
o Profitability at Schuitema was higher as a result of higher gross margins and a decrease in expenditures for commercial activities.

Net sales:
o Net sales at Schuitema in the third quarter of 2005 increased by 0.9% to EUR 708 million (Q3 2004: EUR 702 million).
o In a deflationary market, Schuitema was able to increase net sales, mainly driven by higher volumes.

Operating income:
o    Operating income increased substantially in Q3 2005 compared to Q3 2004.
o Schuitema operating income developed favorably as a result of higher gross margins.
o The gross margin at Schuitema increased due to decreasing expenditures for commercial activities and further cost savings in logistics.
o Operating income was positively influenced by lower impairment charges of EUR 9 million versus the same quarter of last year.

U.S. Foodservice

U.S. Foodservice - highlights for the quarter
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                       Q3 2005     Q3 2004   % change

Net sales                                4,331       4,384       (1.2%)

Operating income                            52          28       85.7%

Operating income as % of net sales         1.2%        0.6%       0.6%-pt

                           Q3 2004            Q4 2004            Q1 2005            Q2 2005            Q3 2005
                           -------            -------            -------            -------            -------
Net sales                   4,384              4,483              5,592              4,319              4,331
Operating income as %
of net sales                0.63%              0.59%              0.39%              0.99%              1.19%

Analysis

Business highlights:
o In a separate press release, U.S. Foodservice today announced its strategy through 2008.
o In Q3 2005, U.S. Foodservice made solid progress on business initiatives focused on improving its gross margin. The company continued its systematic category review process aimed at negotiating the best supply terms, and continued working on the rationalization of its product portfolio. Further, the company continued to improve street selling strategies focused on enhancing its sales mix.
o In Q3 2005, the company experienced record-high fuel prices, which negatively impacted operating expenses.

Net sales:
o In Q3 2005, U.S. Foodservice net sales decreased by 1.2% to USD 4.3 billion (Q3 2004: USD 4.4 billion). Net sales were negatively impacted by approximately 2.5% as a result of the company's decision to exit certain business. Deflation in food costs had a modest negative impact on net sales growth during the third quarter.

Operating income:
o Operating income increased by USD 24 million or 56 basis points in Q3 2005 compared to Q3 2004.
o Gross margin improved in Q3 2005 as a result of pricing and procurement initiatives and modest improvements in customer mix towards street customers.
o Operating expenses decreased compared to Q3 2004. Higher fuel prices had a negative impact on operating expenses and were offset by other cost saving initiatives. Q3 2005 results include a gain on the sale of the Sofco business units, offset by restructuring charges related to facility consolidations and employee severance resulting in a net gain of approximately USD 15 million. In Q3 2004, a pension curtailment gain, partially offset by restructuring charges related to an exit from the restaurant construction business, resulted in a total net gain of approximately USD 13 million.

ICA - unconsolidated joint venture

ICA - highlights for the quarter
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

Ahold's share in ICA AB increased from 50% to 60% in Q4 2004.

                                    Q3 2005      Q3 2004    % change

Net sales (100% ICA amounts)          1,925       1,986       (3.1%)

Net income (Ahold's share)               28          23       21.7%


                           Q3 2004            Q4 2004            Q1 2005            Q2 2005            Q3 2005
                           -------            -------            -------            -------            -------
Net sales                   1,986              2,167              1,828              1,944              1,925

Analysis

Business highlights:
o    Net income at ICA improved in Q3 2005.
o ICA Sweden continued to outperform the other major players in Sweden with strong net sales, resulting in increased market share. ICA Norway's market share in Q3 2005 decreased compared to the same period last year, but the decline stabilized at the end of Q3 2005. Net sales at ICA Meny, ICA Banken and Etos increased as did their respective market shares. The joint venture Rimi Baltics showed continued strong net sales development in a competitive market.
o In Q3 2005, ICA Sweden opened two new stores and ICA Norway opened six new stores.
o ICA's new organizational structure, which was implemented this summer, is proceeding according to plan, and staff and cost reductions will continue into 2006. By the end of Q3 2005, approximately 300 full-time positions had been eliminated pursuant to the new organizational structure.

Net sales:
o Net sales at ICA decreased by 0.9% to SEK 18.0 billion (Q3 2004: SEK 18.2 billion). However, excluding the impact of the deconsolidation of the joint venture in the Baltics and the divestment of the Danish operations, net sales would have increased by 5.2%.
o At ICA Sweden, net sales grew strongly driven by increased volumes following the price reduction program initiated in March 2005. The program entered into its second phase in August 2005 with additional price reductions.
o Net sales in Norway declined compared to the same quarter last year, mainly due to a reduced number of stores, strong competition and a store conversion program. The price reduction program at RIMI stores, initiated in May 2005, has decreased the price gap to main competitors.
o    ICA Meny, ICA Banken and Etos all increased their sales volume.

Net income:
o At ICA, net income in Q3 2005 increased compared to Q3 2004 due to strongly improved operating income, confirming the success of the price reduction program and the effect of the cost cutting program in Sweden and Norway, partly offset by increased tax and financial expenses.
o In Q3 2005, operating income of ICA Sweden and of ICA Norway was higher than in Q3 2004.
o ICA Meny's Q3 2005 operating income decreased compared to the same period last year, but ICA Banken reduced its operating loss due to increased volumes.
o ICA Baltics' Q3 2005 operating income improved, reflecting the positive impact of the sale of remaining properties. In addition, the operating losses at Rimi Baltics decreased.

Other Information

Definitions:

o Comparable sales: identical sales plus net sales from replacement stores in local currency.
o Currency impact: the impact of using different exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year is adjusted using the actual exchange rates in order to understand this currency impact.
o    Identical sales: net sales from exactly the same stores in local currency.
o    Market share: refers to data published by A.C. Nielsen.

Non-GAAP financial measures
In certain instances, results exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into euro or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

The press release also includes other non-GAAP financial measures:

(1)  Net sales excluding currency impact.
(2)  Net sales growth/decline excluding currency impact.
(3) Net sales growth excluding the impact of divestments. Management believes that by excluding divestments, this measure provides a better insight into the operating performance and results from the continuing operations of the subsidiary.
(4) Net sales excluding the impact of a deconsolidated joint venture and a divestment. Management believes that by excluding the impact of a deconsolidated joint venture and a divestment, this measure provides a better insight into the operating performance of the entity.
(5) Net sales excluding the impact of net sales to former subsidiaries. Management believes that by excluding net sales to former subsidiaries, this measure allows for better comparisons to prior periods.
(6) Net debt, which is the difference between (i) the sum of long term debt and short term debt ("gross debt") and (ii) cash and cash equivalents less cash on hand ("other cash and cash investments"). Management believes that net debt is a useful measure for investors. In management's view, because other cash and cash investments can be used, among other things, to repay indebtedness, netting this against total debt is a useful measure of Ahold's leverage. Readers are cautioned that net debt might imply that there is less debt than the comparable measures under IFRS indicate and net debt may include certain cash items that are not readily available for repaying .
(7) Operating income, excluding settlement effect. Management believes that by excluding the impact of the securities class action settlement, this measure allows for better comparisons to prior periods and provides a better insight into the operating performance of Ahold.
(8) Net income, excluding settlement effect. Management believes that by excluding the impact of the securities class action settlement, this measure allows for better comparisons to prior periods and provides a better insight into the operating performance of Ahold.

--------------------------------------------------------------------------------------------------------
Reconciliation of operating income, excluding settlement effect, to operating income             Q3 2005
(in millions of EUR)
--------------------------------------------------------------------------------------------------------
Operating income, excluding settlement effect                                                     258
--------------------------------------------------------------------------------------------------------
Settlement securities class action                                                               (896)
--------------------------------------------------------------------------------------------------------
Operating income (loss)                                                                          (638)
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Reconciliation of net income, excluding settlement effect, to net income                         Q3 2005
(in millions of EUR)
--------------------------------------------------------------------------------------------------------
Net income, excluding settlement effect                                                           346
--------------------------------------------------------------------------------------------------------
Settlement securities class action, net of taxes                                                 (585)
--------------------------------------------------------------------------------------------------------
Net income (loss)                                                                                (239)
--------------------------------------------------------------------------------------------------------

Forward-Looking Statements Notice

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to Ahold's key priorities for 2005, including successful execution of Ahold's Road to Recovery strategy, implementation of Ahold's retail business model (and its impact on sales volume throughout Ahold), further improving operational performance at USF, and completion of Ahold's 2006+ strategy following the Road to Recovery; statements regarding the dates when Ahold plans to issue trading statements, publish its results, publish the annual report and hold its annual shareholders meeting; statements regarding expectations with respect to the settlement of the securities class action, including the expected amount of the settlement, the expected amount of Ahold's provision and the after-tax charge, and that the settlement will allow Ahold to move forward and focus on its business and future strategy; statements as to the continuation of U.S. initiatives on store reinvestment and to streamline underperforming assets in Ahold's portfolio; statements as to Ahold's plans for the newly acquired Julius Meinl stores, including Ahold's plans to close one store, convert another into a Hypernova compact hypermarket and convert up to 54 of the remaining stores into the Albert format and statements as to the timing and the expected effects of such conversions; statements as to the expected next step in Albert Heijn's value repositioning strategy; statements as to Ahold's continued focus on strengthening its capital structure and the expected decrease in outstanding consolidated indebtedness and annual net interest as a result of the recent solicitations of selected outstanding notes; statements that the matters settled are the last material civil litigations with significant financial exposure arising out of the facts disclosed in Ahold's press release of February 24, 2003; statements as to the start-up of a new centralized accounting center and investments in back office operations to prepare for future growth in the Central Europe Arena; statements as to the planned continuation of the streamlining of Tops' store portfolio, including Ahold's intention to redefine its core market in order to develop its long range plans and to sell 31 Tops stores in 2005 and 2006; plans for continuing the value repositioning programs; statements with respect to meeting criteria for investment grade profile; statements as to Ahold's operating targets of 5% net sales growth, 5% operating margin and 14% return on net assets for its food retail business for full-year 2006; statements as to Ahold's expectation that U.S. Foodservice's operating margin before impairment of goodwill will exceed 1.7% no later than 2006; and statements regarding the expected continuation of staff and cost reductions at ICA during 2005-2006. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which Ahold's subsidiaries and joint ventures operate, the actions of Ahold's competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of Ahold's customers, including their acceptance of new products and private label products and their reactions to new store formats, store locations, changes in Ahold's pricing policies and product offering and other strategies, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets or delays or additional costs encountered in connection with their implementation or achievement, difficulties or delays in the implementation of new operational improvements and systems, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, the inability to reduce costs or realize cost savings in the manner or to the extent planned, the reaction of Ahold's associates to operational and other changes in the working environment, Ahold's ability to reach agreements acceptable to Ahold and/or to find buyers for the operations, stores or other assets Ahold is divesting, unexpected delays in the completion of announced or planned divestures, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third-parties, the risk that the settlement of the securities class action will not be approved by the court and that any court approval will be successfully reversed on appeal, the preparation of settlement documents acceptable to Ahold, that the after-tax charges in Ahold's third quarter 2005 will be higher than anticipated, any inability to obtain contributions to the settlement by Ahold's insurance carriers, any delay in the payment of such contributions by Ahold's insurance carriers, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, including their acceptance of the settlement, Ahold's ability to defend itself, the diversion of management's attention from implementing Ahold's plans and strategies, unanticipated disruptions to Ahold's operations, including disruptions due to labor strikes, work stoppages, or other similar interruptions, increases in the cost of healthcare, pensions or insurance, increases in energy costs and transportation costs, any slowdown in independent restaurant growth, rapid fluctuations in costs for resale products where such fluctuations cannot be passed along to customers on a timely basis, the ability to retain key personnel, unanticipated delays in the completion of the 2006+ strategy, unanticipated delays in issuing trading statements or publishing results, and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."